NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS REPORTS FOURTH QUARTER AND FULL YEAR 2004 RESULTS ,
AND REPORTS FIRST QUARTER 2005 RESULTS

Results reflect previously announced write-off of inventory, receivables and intangible assets

Change in revenue recognition policy to better reflect its business conditions causes restatement of prior periods

        LOD, Israel, July 11, 2005 – NUR Macroprinters Ltd. (NURM.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today reported its unaudited financial results for the fourth quarter ended December 31, 2004 and audited financial results for the full year ended December 31, 2004. NUR also reported today its preliminary unaudited financial results for the first quarter ended March 31, 2005.

        “With the release today of our financial results, we have made another step in our multi phase plan to bring NUR closer to a position of financial stability and prosperity. We now face the task of negotiating a financial transaction intended to strengthen our cash position and improve our financial stability.” said David Amir, President and CEO. “We are proud to report a 12% growth in annual revenue which is supported by our strong product portfolio. Our next objective is to increase our market presence and emphasize our customer services. Throughout fiscal year 2004 and the first quarter of 2005 we have commenced development of the next generation of our products and technologies. We believe that these next generation products will strengthen our position in our current markets and will allow us to address additional markets which we believe offer significant growth potential.”

        These financial results include a previously announced write-off of $18.5 million of assets from the December 31, 2004 balance sheet. This figure primarily consists of a $9.7 million inventory write-off and a $6.3 million write-off of various receivables, both of which are related to the decision to cease selling the Ultima/Salsa product lines. The balance of $2.5 million consists of a write-off of a deferred tax asset that is also being restated back to 2003, intangibles assets and increase of accrual for liabilities.

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        NUR is also announcing its decision to change its revenue recognition policy to better suit the business environment in which it is operating. As a result of this change, NUR has reviewed its prior year’s financial reports and has restated its financial reports for the years 2002 and 2003. NUR previously recognized revenue from sales of equipment when persuasive evidence of an agreement existed; the product was delivered and title and risk of loss were passed to the buyer; the sales price was fixed and determinable; no further obligations existed; and collectibility was probable. The new revenue recognition policy reflects the importance of the installation of equipment sold as part of the delivery process. NUR’s new revenue recognition policy calls for revenue to be recognized when persuasive evidence of an agreement exists; the product has been delivered and installed, title and risk of loss have passed to the buyer; the sales price is fixed and determinable, no further obligations exist, and collectibility is probable. NUR does not grant a right of return. As a result of this change in its revenue recognition policy, NUR has deferred $13.3 million in revenue which under prior policy would have been recognized during 2004, and under the new policy will be deferred until installation is completed. The inventory has increased by $6.8 million associated with these deferred revenue the balance of $6.5 million of gross profit was deferred until installation is complete. The effect of this change in the revenue recognition policy on the net income for the years 2002 and 2003 is $479,000 and ($572,000) respectively.

        Revenues for the fourth quarter of 2004 were $19.5 million, a 9% decrease compared to $21.4 million in the fourth quarter of 2003 (reflecting the restatement of revenue for the prior year). Operating loss in the fourth quarter of 2004 was $20.1 million and net loss was $21.5 million or $0.82 per share. Operating loss and net loss for the fourth quarter of 2003 (reflecting the restatement of income statement for prior year) was $2.2 million and $3.3 million or $0.19 per share, respectively.

        Revenues for the full year 2004 were $76.7 million, a 12% increase compared to $68.7 million in the year 2003 (reflecting the restatement of revenue for the prior year). Operating loss in the full year 2004 was $19.0 million and net loss was $22.5 million or $0.93 per share. Operating loss and net loss for the year 2003 (reflecting restatement of income statement for prior year) was $23.6 million and $27.2 million or $1.57 per share, respectively.

        “We have adjusted the company’s revenue recognition policy to better suit the business environment in which we are operating. From our experience in the past two years, we have concluded that the completion of installation is indeed the key indicator to a successful deal and therefore we feel that this is the most appropriate measurement for revenue recognition,” said David Seligman, Chief Financial Officer. “In addition, the major write-off of old account receivables and inventory resulting from old product lines, marks a new era of focusing on our newer product lines and future developments.”

        The release of NUR’s financial results follows reaching a previously announced agreement with NUR’s lender banks not to accelerate its outstanding bank debt and implementation of a plan to lower operating costs and preserve cash. NUR’s outstanding bank debt will come due in January 2006 absent an agreement with its lender banks to modify the maturity of its outstanding bank debt. NUR believes that the steps its has recently taken to reduce operating costs, together with its backlog of orders and active sales prospects it is pursuing, will enable the Company to return to profitability and positive cash-flow. However, because here can be no assurance that NUR will be able to enter into an agreement with its lender banks regarding the restructuring of its outstanding bank debt and because there can be no assurance that NUR’s plans for reducing operating costs and increasing revenues will be effective, NUR’s financial statements include a going concern qualification..

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        NUR also reported today its preliminary unaudited results for the first quarter ended March 31, 2005. Revenues for the first quarter of 2005 were $18.4 million. Operating loss in the first quarter of 2005 was $0.4 million and net loss was $1.4 million or $0.05 per share. Operating profit and net profit for the first quarter of 2004 (reflecting the restatement of income statement for prior year) was $3.7 million and $2.4 million or $0.12 per share, respectively.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, our inability to have our ordinary shares listed for trading on the OTC Bulletin Board, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition; our inability to successfully conclude the negotiations with potential investors and thus our inability to secure additional funding to our present and future operations and our ability to secure a new debt agreement with the lender banks for the year 2006 and beyond. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

Contact	David Seligman
Chief Financial Officer
Tel.+972 (54) 772-6559
Email: cfo@nur.com

– tables to follow –

NUR MACROPRINTERS LTD.
Consolidated Balance Sheets, US$ in thousands

	December 31, 2003	December 31, 2004	March 31, 2005
	As restated	Unaudited	Unaudited Preliminary

Assets
Current Assets :
Cash and cash equivalents	10,301	8,745	7,942
Short-term restricted cash	772	682	648
Accounts receivable - trade	13,118	10,974	10,952
Other receivables and prepaid expenses	5,800	3,396	2,945
Inventories	20,213	21,358	22,997

Total Current Assets	50,204	45,155	45,484

Long-term investments
Long-term accounts receivables - trade	758	233	267
Investment in an affiliate	1,048	-	-
Restricted long-term bank deposits	44	65	75
Long-term prepaid expenses	84	68	87
Severance pay funds	810	938	956

	2,744	1,304	1,385

Property, plant and Equipment, net	6,084	4,749	4,953

Intangible assets, net	736	378	336

Total assets	59,768	51,586	52,158

Liabilities and Shareholders' Deficiency
Current Liabilities :
Short - term bank credit and short-term bank loans	15,104	42,435	44,624
Current maturities of long - term loans	862	117	111
Trade payables	8,724	16,122	16,074
Other accounts payable and accrued expenses	10,878	14,225	14,883

Total Current Liabilities	35,568	72,899	75,692

Long -Term Liabilities :
Long - Term loans, net of current maturities	29,981	1,064	970
Accrued severance pay	945	1,265	1,257

	30,926	2,329	2,227

Shareholders' Deficiency:
Share capital	4,261	6,198	6,198
Additional paid in capital	47,095	51,802	51,802
Receipt on account of shares	1,401	-	-
Accumulated other comprehensive loss	(1,137)	(781)	(1,500)
Accumulated Deficit	(58,346)	(80,861)	(82,261)

Total Shareholders' Equity	(6,726)	(23,642)	(25,761)

Total Liabilities and Shareholders' Equity	59,768	51,586	52,158

NUR MACROPRINTERS LTD.
Consolidated Statements Of Operations
U.S. $ in thousands, except per share data

	Three months ended		Twelve months ended
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
	Unaudited	Unaudited As restated		As restated

Revenues
Sales of printers and related products	$19,536	$21,386	$76,723	$68,714
Cost of sales of printers and related products	15,134	12,132	50,890	41,337
Extra ordinary inventory provisions	9,658	3,120	9,658	13,154

Gross profit/(Loss)	(5,256)	6,134	16,175	14,223
Gross profit/(Loss) % (including provisions)	(26.9)%	28.7%	21.1%	20.7%

Research & Development expenses	1,933	1,703	8,008	7,233
Less-Grants	-	-	-	(687)

Research & Development expenses, net	1,933	1,703	8,008	6,546
Selling expenses, net	2,865	2,651	9,529	11,321
General and administrative expenses	2,904	2,548	10,518	11,121
Amortization of intangible assets	862	-	862	118
Extra ordinary doubtful debts expenses	6,266	-	6,266	6,694
Restructuring expenses		1,476	-	2,001

Operating expenses	14,830	8,378	35,183	37,801

Operating loss	(20,086)	(2,244)	(19,008)	(23,578)

Financial and other expenses net	(768)	(1,069)	(3,488)	(2,422)

Loss before taxes on income	(20,854)	(3,313)	(22,496)	(26,000)

Taxes on income	(651)	4	(19)	(1,191)

Net Loss for the period	$(21,505)	$(3,309)	$(22,515)	$(27,191)

Loss per basic share	$(0.82)	$(0.19)	$(0.93)	$(1.57)

Loss per diluted share	$(0.82)	$(0.19)	$(0.93)	$(1.57)

Weighted average number of shares
outstanding during the period	26,076,940	17,361,456	24,235,406	17,272,089

NUR MACROPRINTERS LTD.
Consolidated Statements Of Operations
U.S. $ in thousands, except per share data

	Three months ended March 31, 2005	Three months ended March 31, 2004
	Unaudited Preliminary	As reported

Revenues
Sales of printers and related products	$18,438	$23,447
Cost of sales of printers and related products	11,942	12,848

Gross profit	6,496	10,599
	35.2%	45.2%

Research & Development expenses	1,853	2,063
Less-Grants	-	-

Research & Development expenses, net	1,853	2,063
Selling expenses, net	2,685	2,223
General and administrative expenses	2,369	2,571

Operating Expenses	6,907	6,857

Operating income (loss)	(411)	3,742

Financial and other expenses net	(989)	(1,144)
One time beneficial conversion feature	-	(135)

Income (loss) before taxes on income	(1,400)	2,463

Taxes on income	-	(6)

Net Income/(Loss) for the period	$(1,400)	$2,457

	(7.6)%	10.5%
Profit/(Loss) per basic share	$(0.05)	$0.12

Profit/(Loss) per diluted share	$(0.05)	$0.12

Weighted average number of shares
outstanding during the period	26,095,427	20,705,229